UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - ~~16 OR 15D~~ - 16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on June 30, 2002

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _____

On August 29 , 2002, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on June 30, 2002. Attached is a summary of such consolidated financial information. The report filed with the Superintendencia de Valores y Seguros of Chile was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF THE FINANCIAL STATEMENTS OF THE PERIOD ENDED AUGUST 30, 2002, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By : ______________________

Francisco Castro

Chief Financial Officer

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2002 AND 2001

ASSETS	2002 ThCh$	2001 ThCh$	2.002 Th US$
Current assets			
Cash	4.196.646	11.411.027	6.099
Time deposits	8.383.819	8.355.867	12.185
Marketable securities	21.243.431	2.613.644	30.875
Accounts receivable	34.502.620	34.916.793	50.146
Notes receivable	34.407	64.452	50
Sundry accounts receivable	5.460.983	4.000.289	7.937
Accounts and notes receiv. from rel. companies	1.677.908	13.701.584	2.439
Inventories	22.123.138	17.486.049	32.153
Recoverable taxes	6.404.113	0	9.308
Prepayments	2.235.798	666.490	3.249
Diferred taxes	2.030.958	42.061	2.952
Other current assets	35.773.661	13.548.110	51.993
Total current assets	**144.067.482**	**106.806.366**	**209.385**
Property, Plant and Equipment			
Land	8.225.195	7.714.189	11.954
Constructions and infrastructure	787.732.009	747.810.579	1.144.876
Machinery and equipment	972.375.667	762.836.886	1.413.234
Other property, plant and equipment	11.021.376	8.243.850	16.018
Technical revaluation	40.874.994	40.961.943	59.407
Depreciation	(499.126.606)	(447.953.478)	(725.422)
Net property, Plant and Equipment	**1.321.102.635**	**1.119.613.969**	**1.920.068**
Other Non - Current Assets			
Investment in related companies	121.888.528	496.574.578	177.151
Goodwill	16.280.409	15.274.472	23.662
Negative goodwill	0	(62.805.337)	0
Long-term accounts receivable	5.553.231	98.661	8.071
Long-term receivables from related companies	191.448.511	69.881.290	278.248
Diferred long-term taxes	0	6.387.197	0
Intangibles	10.105.616	8.060.865	14.687
Amortization of intangibles	(3.892.288)	(3.699.582)	(5.657)
Other	55.199.000	27.373.381	80.225
Total other non-current assets	**396.583.007**	**557.145.525**	**576.387**
TOTAL ASSETS	**1.861.753.124**	**1.783.565.860**	**2.705.840**

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2002 AND 2001

LIABILITIES AND SHAREHOLDERS´ EQUITY	2.002 ThCh$	2.001 ThCh$	2.002 Th US$
Current Liabilities			
Short-term bank liabilities	1.961.324	19.517.966	2.851
Short-term portion of long-term bank liabilities	231.454.856	221.512.870	336.392
Bonds payable	42.542.559	13.961.057	61.831
Short-term portion of long-term liabilities	11.034.386	11.209.432	16.037
Dividends payable	60.423	44.026	88
Accounts payable	34.734.396	35.552.260	50.482
Notes payable	4.157.207	6.875.629	6.042
Sundry payable	2.152	1.634	3
Accounts and notes payable to rel. companies	2.415.978	6.401.295	3.511
Provisions	19.173.485	3.681.550	27.866
Withholdings	824.109	1.438.471	1.198
Income Taxes payable	0	938.724	0
Uninvoiced income	0	0	0
Deferred taxes	0	0	0
Other current liabilities	0	0	0
Total current liabilities	**348.360.875**	**321.134.914**	**506.302**
Long -Term Liabilities			
Long-term bank liabilities	45.706.690	38.532.540	66.429
Bonds payable	670.096.035	493.301.274	973.906
Notes payable	8.659.731	8.155.947	12.586
Long-term payables to related companies	0	0	0
Provisions	17.264.472	14.201.055	25.092
Diferred long-term taxes payable	8.793.306	(0)	12.780
Other	34.333.197	40.306.303	49.899
Total long-term liabilities	**784.853.431**	**594.497.119**	**1.140.692**
Minority Interest	**5.462.728**	**16.164.970**	**7.939**
Shareholders´ Equity			
Paid-in capital	635.023.898	628.863.331	922.933
Technical revaluation reserve	3.810.143	9.432.950	5.538
Share premium	28.561.533	28.536.612	41.511
Other reserves	41.764.883	45.193.725	60.700
Future dividends reserve	4.716.765	96.925.699	6.855
Retained earnings	0	61.053.872	0
Retained losses	0		0
Net income for the period	9.198.868	(18.126.107)	13.369
Interim dividends	0	0	0
Subsidiary development stage deficit	0	(111.225)	0
Total shareholders´ equity	**723.076.090**	**851.768.857**	**1.050.906**
TOTAL LIABILITIES AND SHAREHOLDERS` EQUITY	**1.861.753.124**	**1.783.565.860**	**2.705.840**

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED JUNE30 th.

	2.002 ThCh$	2.001 ThCh$	2.002 Th US$
Operating results:			
Operating revenue	190.895.079	176.507.720	277.444
Operating expense	(122.492.656)	(138.208.181)	(178.029)
Gross profit	**68.402.423**	**38.299.539**	**99.415**
Administration and sales costs	(8.119.654)	(14.590.839)	(11.801)
Operating income	**60.282.769**	**23.708.700**	**87.614**
			122.707
Non-Operating results			
Financial income	12.926.973	5.139.613	18.788
Share of net income of related companies	224.530	10.244.901	326
Other non-operating income	2.384.282	1.891.009	3.465
Share of loss of related companies	(2.053.036)	(7.001.723)	(2.984)
Amortization of goodwill	(501.359)	(460.020)	(729)
Financial expense	(36.636.152)	(29.154.178)	(53.246)
Other non-operating expenses	(16.038.622)	(22.597.552)	(23.310)
Price-level restatement	1.650.024	3.173.314	2.398
Foreign exchange variation	(9.352.544)	(5.352.906)	(13.593)
Non-operating income (expense)	**(47.395.904)**	**(44.117.542)**	**(68.884)**
Income before income taxes and minority interest	**12.886.865**	**(20.408.842)**	**18.730**
Income taxes	(3.110.924)	1.849.019	(4.521)
Minority interest	(577.073)	(1.288.745)	(839)
Amortization of negative goodwill	0	1.722.461	0
Net income	**9.198.868**	**(18.126.107)**	**13.369**

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED JUNE 30th.

	Current From 01.01.2002 To 30.06.2002 ThCh$	Current From 01.01.2001 To 30.06.2001 ThCh$	Current From 01.01.2002 To 30.06.2002 ThUS$
Cash Flow from operating activities			
Collection of accounts receivable	231.643.810	139.646.111	336.667
Financial income received	3.060.151	1.947.097	4.448
Dividends and ither distributions received	155.378	4.604.884	226
Others Income received	3.204.966	799.985	4.658
Payment to suppliers and personnel	(142.595.548)	(122.290.876)	(207.246)
Financial expenses	(37.784.974)	(27.405.407)	(54.916)
Payments for income taxes	(409.906)	(7.866)	(596)
Others expenses	(7.212.138)	(3.423.854)	(10.482)
VAT and Others Similar Items paid	(12.750.207)	(10.349.015)	(18.531)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**37.311.532**	**(16.478.941)**	**54.228**
Cash Flow from financing activities			
Proceeds from issuance of shares	0	0	0
Borrowings from banks and others	22.251.381	26.383.891	32.340
Proceeds from issuance of bonds	0	0	0
Others Borrowings from related companies	0	0	0
Others	0	0	0
Dividends paid	(2.330.239)	(1.600.657)	(3.387)
Capital decrease	0	0	0
Payments of loans	(52.009.578)	(29.337.581)	(75.590)
Payments of bonds	(4.238.991)	(4.747.725)	(6.161)
Payments of loans from related companies	0	0	0
Payments of costs associated with issuance of shares	0	0	0
Payments of costs associated with issuance of bonds	0	0	0
Others financing activities	(1.306.415)	0	(1.899)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**(37.633.842)**	**(9.302.072)**	**(54.696)**
Cash Flow from investing activities			
Sales of properties, plants and equipments	1.388.332	38.285	2.018
Sales of permanent investments	202.646	21.974.603	295
Sales of other investments	7.847.853	18.916.253	11.406
Proceeds from loans to related companies	0	2.612.843	0
Other investing activities	0	0	0
Acquisition of fixed assets	(6.039.610)	(9.067.753)	(8.778)
Payment of capitalized interest	(280.045)	(142.730)	(407)
Permanent Investments	(159.028)	(5.706.825)	(231)
Investment in financial instruments	(18.679.778)	(10.661.242)	(27.149)
Loans to related companies	0	(31.983.320)	0
Others investing activities	(4.865.883)	(189.496)	(7.072)
NET CASH USED IN INVESTING ACTIVITIES	**(20.585.513)**	**(14.209.382)**	**(29.919)**
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(20.907.823)**	**(39.990.395)**	**(30.387)**
Price-level restatement of cash and cash equivalent	1.681.276	1.040.695	2.444
NET DECREASE OF CASH AND CASH EQUIVALENTS	**(19.226.547)**	**(38.949.700)**	**(27.944)**
Cash and Cash equivalents at beginning of year	63.250.341	60.511.748	91.927
CASH AND CASH EQUIVALENTS AT END OF YEAR	**44.023.794**	**21.562.048**	**63.983**

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	Current From 01.01.2002 To 30.06.2002 ThCh$	Current From 01.01.2001 To 30.06.2001 ThCh$	Current From 01.01.2002 To 30.06.2002 ThUS$
Net income	**9.198.867**	(18.126.107)	13.369
Sales of Assets			
Gain on sales of property, plant and equipment	2.201.124	0	3.199
Gain on sales of investments	0	0	0
Losses on sales of investements	657.628	8.820.967	956
Adjustements to reconcile nt income to net casH provided by operating activities			
Depreciation	24.145.996	19.754.557	35.093
Amortization of intangibles	137.250	7.299.241	199
Provisions and writte-offs	10.979.124	1.958.880	15.957
Participation in net income of related companies	(224.530)	(10.244.901)	(326)
Participation in net loss of related companies	2.053.036	7.001.723	2.984
Amortization of goodwill	501.359	460.020	729
Amortization of negative goodwill	0	(1.722.461)	0
Price-level restatement	(1.650.024)	(3.173.314)	(2.398)
Exchange difference	9.352.544	5.352.906	13.593
Others credits to income that do not represent cash flow	(27.568.548)	(2.253.899)	(40.068)
Others debts to income that do not represent cash flow	3.373.277	2.334.826	4.903
Change in operating assets			
Increase of accounts receivable	(1.532.030)	(10.805.400)	(2.227)
Increase of inventories	3.109.279	(138.601)	4.519
Decrease of others assets	10.630.318	657.194	15.450
Change in operating lialbilities			
Increase (decrease) of accounts payable to related companies	(9.420.825)	(21.660.165)	(13.692)
Increase (decrease) of interest payable	(2.124.034)	1.746.004	(3.087)
Increase (decrease) net of income taxes payable	4.595.418	(2.564.737)	6.679
Increase in others accounts payable related to non-operating results	(2.125.620)	(2.032.103)	(3.089)
Increase (decrease) of VAT and other similar payables	444.849	(432.316)	647
Income of minority interest in net income	577.074	1.288.745	839
Net cash provided by operating actrivities	37.311.532	(16.478.941)	54.228

Management Discussion and Analysis

of the Consolidated Financial Statements

Results of AES Gener S.A.

at June, 2002

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. for the first half of the year 2002, and explains the most important changes that have occurred with respect to the same period of the previous year. Next, we provide a summary of the information contained in those Statements. All currency amounts are stated in constant Chilean pesos at June 30, 2002 purchasing power; accordingly, all comparisons refer to real changes between that date and June 30, 2001.

The Company's assets and liabilities have been valued and presented in accordance with accounting criteria and standards explained in detailed in the notes to the Consolidated Financial Statements.

Operating revenues

At June 2002, AES Gener's consolidated operating revenues totaled Ch$ 190,985 million, Ch$ 14,387 million higher than the year 2001. This increase is due mainly to (1) higher revenues coming from readjustment of the SING power, (2) increase in financial sales to the main regulated clients, primarily Chilectra and Chilquinta, and (3) increase in sales to free clients, which offset lower revenues by decrease in fuel sales due to lower physical sales to industrial clients and Electrica Guacolda. The contribution over total sales of the different markets where the AES Gener group operates were as follows: SIC 42%, SING 27%, Colombia 20%, fuel sales and technical assistance to third parties 11%.

The distribution of physical energy sales expressed in GWh at June 2002 and 2001 was as follows:

	2001		2002	
SIC	3,824	55%	3,452	43%
SING	1,217	17%	1,562	20%
Colombia	1,972	28%	3,010	37%
Total	**7,013**		**8,024**	

Sistema Interconectado Central (SIC):[GS1]

The demand for electricity on the SIC over the first half of the year 2001 and first half of this year was 3,4%, though the comparison between the last twelve months, shows a 4.3% of increase.

During the year 2002, the contributions of AES Gener's thermal plants has been lower as compared to same period of year 2001. While in the first half of this year the AES Gener group of companies, Guacolda included, recorded a 16% contribution of total generation on the SIC, in the same period of previous year the contribution was 19% of total generation.

The revenues from the electricity business on the SIC amounted to Ch$ 80,669 million, very similar to the Ch$ 80,750 million recorded in the year 2001. This almost null variation, is explained by the decrease in the average sales price to non-regulated clients, primarily due to the termination of the contract between Endesa and Electrica Santiago, ended in June 2001. This was offset by higher revenues coming from sales to non regulated clients due to the increase in the average sales price.

During the first half of the year 2002, the approximate average sales price on the SIC (Alto Jahuel) was 16,8 mills/kWh, while during 2001, the average price for the same period reached 16,2 mills/kWh.

Sistema Interconectado del Norte Grande (SING):[GS2]

The average price during 2002 was 16,6 mills/kWh, similar to the marginal average cost for the first half of 2001 of 16,6 mills/kWh. The increase in the demand for electric energy on the SING compared to the first half of the year 2001 and the first half of this year was 7,2%, while in the last twelve months was 7,8%.

The revenues generated by AES Gener and Norgener's activities on the SING increase from Ch$ 31,151 million to Ch$ 51,154 million, this was due to: (1) The net effect of the mentioned power readjustment which positively affect AES Gener outcome, broadly offsetting the negative impact of Norgener subsidiary for the same concept, (2) higher price in sales to Minera Escondida, and (3) higher prices and increase in physical sales to the Zaldívar and Lomas Bayas mining clients.

Summing up, the revenues from the Chilean electricity sector went up from Ch$ 111,901 to Ch$ 131,823 million between 2001 and 2002.

Sistema Interconectado Nacional Colombiano (SIN):[GS3]

Chivor is one of the major operators on the SIN. During the year 2002 its sales represented 15% of the total electricity supplied in Colombia. During this period the higher water availability have been the reason why average sales costs on the Energy Exchange are reaching an average level of 19,8 mills/kWh during the first half of 2002, as compared to 28,4 mills/kWh during same period of 2001. On the other hand, the demand for electricity on the SIN during the first half of 2002 as compared to previous year showed a slight variation reaching 3,3%. During the last twelve months market sales rose by 2,5%

Chivor's revenues went up Ch$ 1,078 million, as a consequence of higher revenues coming from clients under contracts. In turn, physical sales went up during the first half of 2002 by 1,037 GWh than those in the same period in the previous year, however. the prevailing average prices were lower.

Other Business :

Revenues associated to other lines of business reported revenues by Ch$ 20,247 million for the period analyzed, showing a decrease by Ch$ 6.612 million with respect to the same period in the year 2001. This variation is explained by less coal sales to Guacolda electric plant (from Ch$ 8.386 million to Ch$ 4,442 million) and industrial clients (from Ch$ 11,272 million to Ch$ 10,068 million). According to sales tonnage there was a decrease of approximately 256 thousand MT.

Operating costs

The proportion of fixed and variable operating costs with respect to total operating costs is shown in the table that follows:

	January – June			
	2002		2001	
	Million Ch$	**%**	**Million Ch$**	**%**
Variable operating costs	91,184	74	112,313	81
Fixed operating costs	31,309	26	25,895	19
TOTAL	**122,493**		**138,208**	

At June 2002 operating costs went down 11% (Ch$ 15.715 million) primarily as a result of the decrease in coal sales costs due to less amount of tonnage sold during this half as compared to the first half of last year. Also during the first half of the year 2002, costs related to Termoandes and Interandes operations were reassigned to the corresponding accounts (fuel consumption, energy production, and others non operational accounts) as a consequence of AES Gener consolidation with the Argentine mentioned companies, which were reflected in the Related Companies Investments account during the year 2001, for being both in a sale process.

Variable Costs [GS4]

Variable costs decreased by Ch$ 21,129 million, as a result of (1) less costs associated to energy purchases (Ch$ 8,544 million), (2) less costs associated to fuel purchases (Ch$ 3,608 million) due to decreases in physical sales to Guacolda and industrial clients, (3) decrease in costs associated to Termoandes operation (Ch$ 9,930 million) as during the first half of 2001 were not consolidated for being matter of a sales process, offsetting the higher costs associated to capacity purchase (Ch$ 2,619 million)

Chile

AES Gener and its subsidiaries thermal generation on the SING during the year 2002 was 1,279 GWh, while during the year 2001 thermal generation was 1,593 GWh. On the SING, net production was 1,160 GWh, corresponding to an increase by 588 GWh, regarding generation of the first half of the year 2001 (572 GWh), primarily due to the higher dispatch of Central Salta of Termoandes, as a result of a regulation change allowing to increase the maximum generation of the units operating on the SING and the extraordinary generation of Norgener units as a result of Norandino gas station shut down.

Colombia

Variable operating costs remained almost constant with a slight decrease by Ch$ 73 million. The main variations were costs decreases associated with energy purchase by Ch$ 1,043 million and decrease in cost for usage of the transmission system by Ch$ 1,755 million, offsetting the increase associated to concept related to Law 99.

Fixed Costs

Fixed costs increased by Ch$ 5,414 million during the first half of 2002, primarily due to the inclusion of the Argentine subsidiaries, which reported fixed costs by Ch$ 5,394 million, mainly due to the depreciation effect (Ch$ 4,467 million) during the first six months of this year.

Administrative and selling costs

At June 2002, administrative and selling expenses decreased by 44% reaching Ch$ 8,120 million. This decrease is explained as during the first half of last year the main portion of associated costs related to the personnel lay-off program were recorded, and reported Ch$ 5,888 million over profits.

Operating Income

At June 30, 2002, AES Gener reported a positive consolidated operating income of Ch$ 60,283 million, a figure which is Ch$ 36,574 million higher than that recorded in the year 2001 (Ch$ 23,709 million). The latter is explained fundamentally by the positive impact at consolidated level of the capacity readjustment on the SING, and increased in the regulated clients sales, and less administration and sales costs.

Non Operating Incomes

	January- June[GS5] (million Ch$)	
	2002	2001
Financial income	12,927	5,140
Profit from investments in related companies	(2,330)	2,783
Other non operating income	2,384	1,891
Total non operating income	12,981	9,814

Non-operating income increased Ch$ 3,167 million, relative to the year 2001. This variation is explained primarily by higher financial income offsetting the profit decreasing effect due to investment in related companies explained by the assets sales process of year 2001 involving Central Puerto, Puerto Ventanas, Hidroneuquén, CCNI, Agunsa y Portuaria Cabo Froward companies among others. On sales companies with over 50% of equity share did not consolidate their financial statement with AES Gener and were recorded under the investment in related companies item. The total amount obtained from companies sale during 2001 was Ch$ 3,712 million.

The increase in financial incomes by Ch$ 7,787 million is due to the recognition of interest related to the account receivable between AES Gener and its parent company Inversiones Cachagua. Others non-operating incomes increased by Ch$ 493 million as result of the corporate offices sales (Ch$ 1,212 million) offsetting the extraordinary revenues of the year 2001 due to derivatives instruments (forwards).

Non-operating expenses

	January- June (million Ch$)	
	2002	**2001**
Financial expenses	36,636	29,154
Other non-operating expenses[GS6]	16,039	22,598
Total non-operating expenses	52,675	51,752

Financial expenses increased by Ch$ 7,482 million with respect to the period January – June 2001, due primarily to the fact that during the first half of 2001 the financial expenses debts of the companies Termoandes and Interandes had to be incorporated as they no longer consolidate their financial statements with AES Gener for being matter of a sales process; the new Energia Verde loan granted during the fourth quarter of the year 2001 and may be attributed to the effect of the variation in closing exchange rate at June 30 in both quarters (629 at 2001 versus 688,05 at 2002).

Non operating expenses in 2002 showed a Ch$ 6,559 million decrease regarding last year, explained basically for the fact that during the first half of 2001 extraordinary losses derived from CCNI and Agencias Universales S.A. (Ch$ 8,622 million) sales and beneficial interest upon CCNI shares (Ch$ 6,973 million) offsetting the increase of 2002 due to sales provisions from the assets sales process of Oilgener and FellBlock, Ecogener and Carbones del Cesar (Ch$ 5,066 million) and withdrawal and sales costs of fixed assets (Ch$ 3,413 million).

Minority Interest

Minority interest decreased from Ch$ 1,289 million during the year 2001 to Ch$ 577 million in 2002 primarily due to the decrease in the minority share in Electrica Santiago from 25% to 10%, as a result of the purchase of 15% of Transcanada by AES Gener during the month of November of 2001.

Price-level Restatement and Exchange Rate Differences

The price-level restatement generated a profit of Ch$ 1,650 million, which compares negatively to the Ch$ 3,173 million profit recorded in the year 2001. This difference is explained primarily as the variation in CPI during the first half of 2002 was less than the same period the year before. (0.92% v/s 1.4%).

Exchange rate differences generated a negative effect of Ch$ 9,353 million during the 2002, compared to the Ch$ 5,353 million in the year 2001. This major impact is mainly due to the devaluation of the Argentine peso which affected investments in this country.

Tax on Income

Tax on income generated a negative effect of Ch$ 3,111 million during the first half of this year, while at the same date in the year 2001 it recorded a positive effect of Ch$ 1,849 million. This variation is explained primarily by the negative effect of losses on tax benefit.

Net income

During the first half of the year 2002, the Company recorded a net income of Ch$ 9,199 million , while in the previous year it obtained a loss of Ch$ 18,126 million. It is important to mention a higher operating income by Ch$ 36,574 million obtained during the period, offsett the lower non operating income by Ch$ 3,278 million due to less revenues obtained by the related companies, higher financial expenses explained by the incorporation of the subsidiaries Termoandes and Interandes and to the devaluation impact in our investements in Argentina.

Ratios[GS7]

Profitability		**June 2002**	**June 2001**
Return-on-assets [(1)]	(%)	0,49	(0,25)
Return-on-equity [(1)]	(%)	1,27	(0.53)
Yield of operating assets	(%)	4,94	1,80
Net income/Share [(2)]	(pesos)	1,62	(3,22)
Return on dividends[(3)]		0,00	0,02

(1) Return-on-assets and return-on-equity are calculated considering net income as of June of each year.

(2) Net income per share at June 2002 and 2001 was calculated considering the number of paid-in shares at such dates.

(3) There were no dividends distribution during the period.

Return-on-assets profitability increased as a result of net income obtained during the first half of the year 2002 by Ch$ 9,199 million, as compared to the loss by Ch$ 18,126 million during the same period of 2001.

Ratios between annual balance and equity increased due to balance increase and lower equity during the first half of this year, regarding June 2001 equity, due to extraordinary dividends distribution during 2001.

Operating assets ratios increased strongly due to improvement in the operating range, explained by the increase in operating income by Ch$ 14,387 million, administration and sales costs, offset by .an increase en fixed assets due to consolidation of Termoandes and Interandes subsidiaries assets.

Profit per share is explained by an increased of annual balance due to the variation of the total number of shares is less in 1%.

Liquidity			
Current assets/Current liabilities	(times)	0,41	0,33

Current assets showed a 35% increase and current liabilities a 8,5% increase. The variation of Current assets is explained basically by marketable securities by 18,630 million, return-on-taxes by 6,404 millions, existences by 4,637 million and other assets by 22,226 million, offset in part by accounts receivable by 12,024 million and cash by 7,214 million.

Indebtedness

Total liabilities/equity	(times)	1,56	1,05
Current liabilities/total liabilities	(times)	0,31	0,35
Long term liabilities/total liabilities	(times)	0,69	0,65
Total liabilities	(million Ch$)	1.133.214	915.632
Coverage financial expenses	(times)	1,35	0,30

Ratio between liability and equity increased as a consequence of the fact that Termoandes and Interandes which during the year 2001 were in a process of being sold did not consolidate their financial statements with AES Gener.

The ratio represented by current liabilities over total liabilities decreased due to fact that the Argentinean subsidiaries liabilities are primarily long term liability, while total current bank liability are Bank of Canada and Citibank granted to our subsidiary Energy Trade.

The coverage of financial expenses improved as a consequence of the annual balance which offset financial expenses increase due to the variation in the exchange rate and the consolidation of the Argentinean subsidiaries.

Capital

Shareholders' equity	(million Ch$)	723,076	851,769
Net property, land and equipment	(million Ch$)	1, 321,103	1,119,614
Total assets	(million Ch$)	1, 861,753	1,783,566

Changes in shareholders' equity is explained by a decreased on undistributed profits due to extraordinary dividend allocation during the year 2001, while net and total fixed assets increased due to the consolidation of the Argentinean subsidiaries.

Analysis of Assets and Liabilities

As a result of the restrictions imposed by the "Centro de Despacho Económico de Carga del Sistema Interconectado del Norte Grande" (CDEC-SING) – for supply security issues – the combined cycle power plant of TermoAndes has limited its dispatch to a fraction of its generation capacity. The eventual relaxation of these restrictions will allow a greater dispatch in the future, but it could be limited due to the excessive offer of energy available in the North of Chile. As a result of the former, TermoAndes, InterAndes and the transmission facilities in the north of Chile belonging to AES Gener and related to the imports of energy from Argentina are negatively affected, therefore the economic value of this investments is substantially less than the recorded in the book value. In the case of the investments in Colombia (mainly Chivor), they are affected by the political and financial instability of that country, therefore its economic value, is substantially less than the value record in our accounting.

Liabilities, in turn, recorded an increase of Ch$217,582 million as a consequence of the consolidation of the financial statements of Termoandes and Interandes subsidiaries with AES Gener during the first half of the year 2002. These companies were accounted in the line of Investements durifn fist half of 2001 for being in a process to be sold.

Short-term liabilities recorded a net increase of Ch$ 27,226 million, explained basically by (1) Incorporation of Termoandes and Interandes debt (Ch$ 29,619 million), (2) Decrease in banking liabilities due to payment of ETFC debt (Ch$ 19,518 million), and (3) Increase in provisions related to expected losses due to Oilgener, Carbones del Cesar, Ecogener and Explotaciones Sanitarias subsidiaries sales process (Ch$15,492 million) .

Long-term liabilities, in turn, recorded an increase of 32% (equivalent to Ch$ 190,356 million), due mainly to: (1) consolidation of Termoandes and Interandes debt, long-term liability at June 30, 2002 was Ch$ 147,210 million, (2) increase in banking liabilities as a result of the credit granted to Energia Verde in November of the year 2001 (Ch$ 17,201 million) and (3) the effect of the variation in the exchange rate over the banking liabilities and bonds.

Analysis of Market Risk

- Interest Rate

The interest rate at June 30, 2002, 93% of AES Gener long-term loans were at a fixed rate and 7% at a variable rate. All long-term loans at a variable rate were denominated in dollars and accrued Libor rates of interest. At the first half of the year 2002 exposure stems basically from loans of Energia Verde S.A. (25 million dollars) and Energy Trade and Finance Corporation (40 million dollars) subsidiaries.

- Exchange Rate

At June 30, 2002, close to 98% of our long-term obligations that accrued interest rates were exposed to the variation in the exchange rate between the US dollar and the Chilean peso. The remaining 2% are obligations denominated in UF (Electrica Santiago bond for an equivalent of 1.086.000 UF)

It should be noted mentioning that AES Gener revenues are expressed in terms of US dollar. In Chile, the main components of the tariff setting formula for the node price are expressed in US dollar. The former generates a natural coverage for the effects of a fluctuation of the dollar with relation to the peso.

- Composition of operating revenues and costs in foreign currency at June each year (in million Ch$).

[GS8]

Item	Currency	2002 %	2001 %
Operating Revenues	Dollar (US$) (1)	99	98
	UF and indexed Pesos	-	-
	Non-indexed Pesos	1	2
Operating Costs	Dollar (US$)	82	83
	UF and indexed Pesos	16	13
	Non-indexed Pesos	3	4

(1) Revenues originated from sales contracts at the node price, which are indexed every six months to the exchange rate for the dollar.

Cash flow statement

Total net cash flow at June, 2002 was negative in Ch$ 19,277 million, while at the same period the year 2001 was negative in Ch$ 38,950 million.

Operating activities generated a positive flow of Ch$ 37,312 million, higher by Ch$53,790 million that the one recorded in the year 2001, this difference is explained mainly as the collection for trade receivables went up by Ch$91,998 million, which broadly offsets the higher interest paid by 10,380 million and payment to suppliers by Ch$ 20,305 million.

Financing activities generated during the first half of the year 2002, a negative flow of Ch$ 37,634 million, Ch$ 28,332 million more as compared to the Ch$ 9,302 million that were disbursed in the year 2001. The difference is explained primarily because during the year 2002 loans payment increased by Ch$ 22,672 million (mainly Royal Bank of Canada and Citibank loans for a total amount of 40 million dollars).

Finally, investing activities called for Ch$ 20,586 million outflow, that compares to the 14,209 million outflows of the year 2001. During the year 2002 incomes from sales of investment and property, land and equipment by a total of Ch$ 9,235 million did not offset outflows related to fixed assets incorporation, investment in financial instruments and other investments (Ch$ 20,584 million). During the year 2001, the main cash flow were due to cash disbursement from assets sales during the first half of last year.